United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100F Street NE

Washington D.C. 20549

United States of America

Attention:	Yong Kim
Karl Hiller
21 February 2024

Re:	VivoPower International PLC (the “Company”)
Form 20-F for the Fiscal Year ended June 30, 2023
Filed October 2, 2023
File No. 001-37974

Ladies and Gentlemen,

I am writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above referenced filing, which was amended on October 6, 2023 (as amended, the “Annual Report”), contained in the Staff’s letter dated February 2, 2024 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to the Annual Report (“Amendment No. 2”), which reflects the Company’s responses to the comments received from the Staff. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2. We also note that per your phone conversation with our counsel on February 16, 2024, we were provided an extension of five business days to file Amendment No. 2 and our responses to the Comment Letter.

Form 20-F for the Fiscal Year ended June 30, 2023

Operating and Financial Review and Prospects

A. Operating Results, page 29

1. Please expand your disclosures of the non-IFRS measures of Adjusted EBITDA and Adjusted EBITDA from continuing operations to include the information required by Item 10(e)(1)(i) of Regulation S-K, applicable via General Instruction C(e) to Form 20-F.

Such disclosures should include an equally or more prominent discussion and analysis of the most directly comparable IFRS measures, reconciliations from the most directly comparable IFRS measures to your non-IFRS measures, and the reasons management believes the non-IFRS measures provide useful information to investors.

Response: The Company has revised the disclosure on page 1, 3, and 4 of Amendment No. 2 in response to the Staff’s comment.

2. We see that you provide representations on pages 32 and F-18 that more than 10% of your revenues for the most recently completed fiscal year were derived from one customer. Please revise your filing as necessary to include the information prescribed by paragraph 34 of IFRS 8, i.e. to include the total amount of such revenues and to identify the segment(s) in which such revenues are reported.

Response: The Company has revised the disclosure on pages 6 and F-22 of Amendment No. 2 in response to the Staff’s comment.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3. We note that your auditor represents in the opinion on page F-3, in describing a critical audit matter, that revenue for the year ended June 30, 2023 amounted to $22.5 million. However, in the consolidated statement of comprehensive income on page F-4, you report revenues of $15.1 million for this most recently completed period.

Please discuss this observation with your auditor and arrange to obtain and file in an amendment to your Form 20-F a revised or updated audit opinion.

However, if the revenues reported on page F-4 are in error, you should also make the necessary corrections and obtain a re-audit of the financial statements.

Response: The Company respectfully advises the Staff that the revenue figure of $22.5 million for the year ended June 30, 2023 included in the audit opinion in the Annual Report was in error. Such figure should have been $15.1 million, as reported in the consolidated statement of comprehensive income and elsewhere in the Annual Report. The auditor revised the audit opinion on page F-3 of Amendment No. 2 in response to the Staff’s comment.

Exhibits

4. We understand from the explanatory note provided in your Form 20-F amendment that due to an administrative error you obtained and filed a revised consent from the auditor, and we see that the more recent consent identifies a previously filed Form F-3 in addition to the Form S-8 that was identified in the earlier consent.

However, the consent at Exhibit 15.1, in referring to the audit report for which consent is being provided, identifies an audit report dated June 30, 2023, which is not consistent with the date of the audit report on page F-3, of October 2, 2023.

Please discuss this inconsistency with your auditor and arrange to obtain and file in an amendment to your Form 20-F a consent that resolves this discrepancy.

Response: The auditor revised its consent in response to the Staff’s comment, which the Company has filed as Exhibit 15.1 to Amendment No. 2.

Please do not hesitate to contact me with any questions or comments regarding this letter.

Yours faithfully,

/s/ Kevin Chin

Kevin Chin,

Chief Executive Officer

VivoPower International PLC 18th Floor, The Scalpel 52 Line Street, London EC3M 7AF
www.vivopower.com

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